Exhibit 99.2

NICE Selected for Cisco’s SolutionsPlus Program

NICE selected for its market leading suite of analytics-based business solutions and
Workforce Optimization products, impacting every customer interaction

Ra’anana, Israel, March 22, 2012, NICE (NASDAQ: NICE), a long- standing Preferred Solutions Developer for  Cisco, announced today that they have expanded their relationship with Cisco (NYSE, CSCO), with NICE becoming a part of the Cisco SolutionsPlus program for Cisco MediaSense.

Cisco SolutionsPlus is a program that delivers a one-stop ordering experience for Cisco's customers, channel partners, and sales teams for select third-party products and applications. Cisco will be offering NICE SmartCenter business solutions and the following Workforce Optimization products as part of their SolutionsPlus program: NICE Interaction Management, NICE Quality Management, and NICE Interaction Analytics.

John Hernandez, Vice President and General Manager of the Customer Collaboration Business Unit at Cisco said, “We have been working with NICE for over a decade, and are now taking our relationship to the next level with NICE business solutions built on the Cisco MediaSense recording platform. Together, Cisco and NICE are providing innovative solutions to enterprises seeking to improve their understanding of customer interactions and increase the value of their contact centers. NICE was invited to become a SolutionsPlus member based on its market share leadership, excellent customer references, and proven service and support organization.”

“We are very selective on which products get into the Cisco SolutionsPlus Program, and the NICE offering provides a unique combination of solutions which can now be offered as an integral part by Cisco and our channel partners for impacting customer interactions,” Mr. Hernandez continued.

Udi Ziv, President of the NICE Enterprise Group said, “We are excited about taking this important relationship with Cisco to the next level. Having been selected as a leading provider of such strategic contact center business solutions and workforce optimization products is a testament to the unique value add of the NICE offerings for increasing revenues, enhancing customer experience, improving regulatory compliance, and optimizing contact center operations.  Our selection into the SolutionsPlus program will allow our customers to purchase a complete suite of contact center business solutions while maintaining a best-of-breed strategy, and will further increases NICE’s reach in the field.”

NICE has been a Cisco technology partner since 2000, and has achieved the highest level of Preferred Solution Developer in the Cisco Developer Network program.  NICE interoperates with Cisco Unified Communications Manager, Cisco Unified Contact Center Enterprise, Cisco MediaSense, and other Cisco products,

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 (9) 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.